UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: March 21, 2013

For immediate release

March 21, 2013

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Makita strengthens its sales networks in the Latin American market

Makita Corporation (Head office: Anjo, Aichi Prefecture, Japan; President Masahiko Goto; Capital 24,206 million yen) announces that Makita will open new branches in Panama City, Panama, and in Para State located in northern Brazil, in order to strengthen its sales networks in the Latin American market. The branch in Panama City will start operation in April 2013, and the branch in Para State in May 2013.

1. Reasons for Opening of New Branches

At present, Makita Latin America Inc. (established in Florida, U.S.A., in 2001) and Makita do Brasil Ltda. (established in 1981), both consolidated subsidiaries of Makita, are in charge of Makita’s marketing and after-sale service in Panama and northern Brazil, respectively. The newly planned Panama branch and Belem branch in Para State is designed to strengthen Makita’s marketing activities in Latin America where continuous growth will be seen in the future. The aim is also to enhance business activities, quicker and more efficient distributions and after-sales services in the region.

2. Outline of New Branches

[Panama Branch operated by Makita Latin America Inc.]

1.	Branch name	Makita Panamá Inc.
2.	Location	Local Comercial No.4, Albrook Office Center, calle Diego Domínguez, Albrook, Panama City, Panama
3.	Branch manager	Toru Nozawa
4.	Operating start	April 1, 2013
5.	Number of employees	3
6.	Description of business	Sales and after-sale service of power tools and parts in Panama

[Belem Branch, Makita do Brasil Ferramentas Elétricas Ltda.]

1.	Branch name	Makita do Brasil Ferramentas Elétricas Ltda. Filial Belém.
2.	Location	Rodovia BR 316, Km 04 Loja 04- Bairro Águas Lindas,
Ananindeua/PA – Cep 67. 020-000
3.	Branch manager	Takashi Omote
4.	Operating start	May 1, 2013
5.	Number of employees	10
6.	Description of business	Sales and after-sale service of power tools and parts in northern Brazil